Att
7-1-2003

CM



SECURITIES AND EXCHANGE COMMISSION

03051130

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2002 (MM/DD/YY) AND ENDING April 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Domestic Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Youree Drive, Suite 350
(No. and Street)



RECD S.E.C.
JUN 26 2003
816

Shreveport (City) LA (State) 71104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty C. Williams 318-868-3655
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Post & Ford
(Name – *if individual, state last, first, middle name*)

PROCESSED
JUL 03 2003
THOMSON FINANCIAL

812 Brookhollow Drive (Address) Shreveport (City) LA (State) 71115 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Betty C. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Domestic Financial Services, Inc., as of April 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Betty C. Williams
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMESTIC FINANCIAL SERVICES, INC.

AUDITED FINANCIAL STATEMENTS
(With Additional Information)

YEARS ENDED APRIL 30, 2003 AND 2002

CONTENTS

DOMESTIC FINANCIAL SERVICES, INC.
ORGANIZATION AND BUSINESS

State and date of incorporation

Louisiana - May 28, 1974

Office

Shreveport, Louisiana

Business

Broker-dealer of securities and oil and gas drilling programs.

POST & FORD
A Corporation of Certified Public Accountants
812 Brookhollow Drive
Shreveport, Louisiana 71105
(318) 798-8885 Fax (318) 798-8881
E-mail pfgcpas@aol.com

Independent Auditor's Report

To the Stockholder of
Domestic Financial Services, Inc.

We have audited the accompanying balance sheets of Domestic Financial Services, Inc. as of April 30, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Domestic Financial Services, Inc. as of April 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Post & Ford

June 10, 2003
Shreveport, Louisiana

DOMESTIC FINANCIAL SERVICES, INC.
BALANCE SHEETS
FOR THE YEARS ENDED APRIL 30, 2003 AND 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash on hand and in banks	$ 2,826	$ 5,074
Clearing deposit	10,000	10,000
Investments (Note 2)	1,300	1,300
Interest receivable	6	25
Commissions Receivable	-	-
TOTAL ASSETS	$ 14,132	$ 16,399

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
CURRENT LIABILITIES		
Income tax payable	$ -	$ -
Accounts payable	99	-
	99	-
STOCKHOLDER'S EQUITY		
Common stock, $2 par, 1,000 shares authorized, 760 shares issued, 510 shares outstanding	1,520	1,520
Additional paid-in capital	13,579	13,579
Retained earnings (deficit)	(966)	1,400
	14,133	16,499
Treasury stock, 250 shares at cost	(100)	(100)
TOTAL STOCKHOLDER'S EQUITY	14,033	16,399
TOTAL LIABILITIES AND STOCKHOLDER' EQUITY	$ 14,132	$ 16,399

The accompanying notes are an integral part of these financial statements

DOMESTIC FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED APRIL 30, 2003 AND 2002

	2003	2002
REVENUES		
Mutual fund commissions	$ 11,087	$ 7,283
Commissions	8,117	16,413
Insurance commissions	686	3,131
Interest	529	200
Insurance Student Tuition	1,641	
Insurance Books & Materials	45	
Accountant Supervision	-	4,375
TOTAL REVENUES	$ 22,105	$ 31,402
COST AND OPERATING EXPENSES		
Commissions	9,105	18,650
Advertising	216	487
Regulatory fees	8,093	7,258
Professional fees	2,750	2,225
Subscriptions	104	729
Insurance	2,061	460
Other taxes and licenses	510	679
Travel and Entainment	108	-
Miscellaneous	8	-
Educational and training	425	-
Office expense	1,091	811
Income tax expense	-	-
Non-Deductable Fees	-	-
Total cost and operating expenses	24,471	31,299
NET INCOME (LOSS)	$ (2,366)	$ 103

The accompanying notes are an integral part of these financial statements

DOMESTIC FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED APRIL 30, 2003 AND 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock
Year Ended April 30, 2003				
Balance beginning of year	$ 1,520	$ 13,579	$ 1,400	$ 100
Prior Period Tax Adjustment	-	-	-	-
Net Income (loss) for the year	-	-	(2,366)	-
Balance end of year	$ 1,520	$ 13,579	$ (966)	$ 100
Year Ended April 30, 2002				
Balance beginning of year	$ 1,520	$ 13,579	$ 1,297	$ 100
Prior Period Tax Adjustment	-	-	-	-
Net Income (loss) for the year	-	-	103	-
Balance end of year	$ 1,520	$ 13,579	$ 1,400	$ 100

The accompanying notes are an integral part of these financial statements

DOMESTIC FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
FOR YEARS THE ENDED APRIL 30, 2003 AND 2002

	2003	2002
NET INCOME (LOSS) FROM OPERATING ACTIVITIES		
Net income (loss)	(2,366)	103
Adjustments to reconcile net income (loss) to net cash:		
(Increase) decrease in current assets	19	5
Increase (decrease) in current liabilities	99	-
NET CASH FROM OPERATIONS	(2,248)	108
NET CASH FROM FINANCING ACTIVITIES	-	-
NET INCREASE (DECREASE) IN CASH	(2,248)	108
CASH BEGINNING OF YEAR	5,074	4,966
CASH END OF YEAR	$ 2,826	$ 5,074

The accompanying notes are an integral part of these financial statements

DOMESTIC FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED APRIL 30, 2003 AND 2002

	2003	2002
Subordinated liabilities beginning of year	$ -	$ -
Increase in securities borrowed under subordination agreement	-	-
Subordinated liabilities end of year	$ -	$ -

The accompanying notes are an integral part of these financial statements

DOMESTIC FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED APRIL 30, 2003 AND 2002

NOTES 1 - ACCOUNTING POLICIES

Domestic Financial Services, Inc. is a full service firm which acts as a fully disclosed introducing broker dealer using Southwest Securities, Inc. in Dallas, Texas to clear transactions for its clients. Direct selling agreements are maintained with the mutual fund companies whose funds are offered and sold to clients of Domestic Financial Services, Inc. Commission income is recognized on the settlement date.

The Company's accounting policies are in general conformity with the practices set forth in the "Industry Audit Guide - Audits of Brokers and Dealers in Securities" published by the American Institute of Certified Public Accountants.

Cash and Cash Equivalents:

For the purposes of cash flows, cash includes cash on hand, due from banks, and certificates of deposits.

NOTE 2 – INVESTMENTS

Investments are recorded at cost and restricted as follows:

Shares of Nasdaq stock may not be transferred except subject to all applicable laws and:

(1) with the prior written consent of Nasdaq; or

(2) until the earlier of (i) the Effective Date, or(ii) the expiration of two years following June 28, 2000 if a registration statement has not been filed with the SEC in connection with an initial public offering of shares of Common Stock during such two-year period; provided, however, that Nasdaq may elect, in its sole discretion, to further restrict the Transferability of any shares of Common Stock including, without limitations, the shares of Common Stock purchased upon exercise of any Warrants for a period of 180 days following the Effective Date by giving written notice of such election to holders of Common Stock at least 10 days prior to the Effective Date; or

(3) to a Majority Affiliate, provided that the transferor complies with all the provisions relating to a Transfer to a Majority Affiliate described under "Warrants" above.

NOTE 3 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000. Net capital and related net capital ratio may fluctuate on a daily basis. The net capital was approximately $12,733 at April 30, 2003 and $15,099 at April 30, 2002.

NOTE 4 - RELATED PARTY TRANSACTIONS

The company serves as the broker-dealer for affiliated companies involving the sale of oil and gas interests to outside investors.

POST & FORD
A Corporation of Certified Public Accountants
812 Brookhollow Drive
Shreveport, Louisiana 71105
(318) 798-8885 FAX (318) 798-8881
E mail: pfgcpas@aol.com

Independent Auditor's Report on Additional Information

To the Stockholder of
Domestic Financial Services, Inc.

Our report on our audit of the basic financial statements of Domestic Financial Services, Inc. appears on page four. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information presented in the following section of this report is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Post & Ford

June 10, 2003

DOMESTIC FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1
FOR THE YEARS ENDED APRIL 30, 2003 AND 2002

		2003	2002
1.	Total ownership equity from Balance Sheet	$ 14,033	$ 16,399
2.	Total ownership equity qualified for Net Capital	14,033	16,399
3.	Total capital and allowable subordinate liabilities	14,033	16,399
4.	Deductions and/or charges: A. Total Nonallowable assets from Balance Sheet (Note A)	1,300	1,300
5.	Net capital (Note C)	$ 12,733	$ 15,099
6.	Minimum net capital required (6 2/3% of Aggregate indebtedness)	$ -	$ -
7.	Minimum dollar net capital requirement	$ 5,000	$ 5,000
8.	Net capital requirement (greater of line 6 or 7)	5,000	5,000
9.	Excess net capital (line 5 less 8)	7,733	10,099
10.	Excess net capital at 1000% (Line 5 less 10% of line 12)	$ 12,733	$ 15,099
11.	Total A.I. Liabilities from Balance Sheet	-	-
12.	Total aggregate indebtedness	$ -	$ -
13.	Percentage of aggregate indebtedness to net capital (line 12 divided by line 5)	0.00%	0.00%
14.	Percentage of debt to debt-equity total	0.00%	0.00%

The accompanying notes are an integral part of these financial statements

DOMESTIC FINANCIAL SERVICES, INC.
NOTES TO SUPPLEMENTAL MATERIAL
FOR THE YEARS ENDED APRIL 30, 2003 AND 2002

NOTE A - NONALLOWABLE ASSETS

All assets which are considered not readily convertible into cash pursuant to Rule 15c3-1 must be deducted as non-allowable assets.

NOTE B - RULE 15c3-3 REQUIREMENTS

The Company is specifically exempted from the computation for determination of reserve requirements and possession on control requirements under Rule 15c3-3 by paragraphs K(2)(ii) and paragraph K-3. The company is a fully disclosed introducing broker dealer. It carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer and does not hold funds or securities for, or owe money or securities to customers. The Company may from time to time act as the managing broker dealer in connection with a private placement offering. Should this occur, the Company maintains a separate bank account for the exclusive benefit of its customers.

NOTE C - RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1

	2003	2002
Net capital as filed per unaudited X-17A-5 Part IIA	$ 14,033	$ 16,399
Audit adjustments of income and expense reported on Part IIA	-	-
Audit adjustments of non-allowable assets on Part IIA	1,300	1,300
Net capital per audited financial statements	$ 12,733	$ 15,099